EXHIBIT 22


              Published Report Regarding Matters Submitted to Vote
                               of Security Holders



     On February 26, 1998 at a Special Meeting of Shareholders, the Company's shareholders approved a one-for-eight reverse split and reduction in the number of share of authorized Common Stock to 20 million shares. The vote on this matter was as follows:


   FOR:   22,831,483            AGAINST: 2,960       ABSTAIN: 2,900